September 24, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin E. Martin

Re:	QCR Holdings, Inc.
Registration Statement on Form S-3
Filed August 27, 2015
File No. 333-206622

Dear Ms. Martin:

On behalf of QCR Holdings, Inc. (the “Company”), we are writing in response to the comments contained in the Staff’s comment letter dated September 11, 2015 (the “Comment Letter”) with respect to above-referenced Registration Statement on Form S-3 (the “Registration Statement”). Concurrently herewith, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the Registration Statement as filed on August 27, 2015; page numbers and other similar references used in the Company’s responses refer to Amendment No. 1.

General

Staff comment No. 1:

We note that you are registering debt securities. As such, please show a ratio of earnings to fixed charges and file an exhibit to the registration statement to show the figures used to calculate the ratios. Refer to Item 503(d) and Item 601(b)(12) of Regulation S-K and Item 3 and Item 16 of Form S-3 for more information.

Response:

Since the Company is registering preferred equity securities in addition to debt securities, the Company added a table showing the ratio of earnings to fixed charges and preferred stock dividends on page 3. Additionally, the Company included an exhibit showing the figures used to calculate the ratios as Exhibit 12.1 to Amendment No. 1.

Incorporation of Certain Information by Reference, page 20

Staff Comment No. 2:

Securities and Exchange Commission

September 24, 2015

Please expand this section to specifically incorporate by reference the description of your capital stock from an Exchange Act registration statement. Refer to Item 12(a)(3) of Form S-3.

Response:

The Incorporation of Certain Information by Reference section on pages 21 and 22 has been expanded to specifically incorporate by reference the description of the Company’s common stock from an Exchange Act registration statement.

Part II – Information Not Required In Prospectus

Exhibit Index

Staff Comment No. 3:

Please revise the footnote to Exhibit 25.1 on page II-7 to reflect the filing of Form T-1 under the electronic form 305B2. If you are relying on Section 305(b)(2) to designate the trustee on a delayed basis, you must separately file the Form T-1 under the electronic form type 305B2 and should not file the Form T-1 in a post-effective amendment to this registration statement or in a Form 8-K that is incorporated by reference into this registration statement. For guidance, please refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretations Question 206.01 and SEC Release No. 33-7122 (Dec. 19, 1994).

Response:

The Company has revised the reference to Exhibit 25.1 on page II-7 to indicate that the required Statement of Eligibility of Trustee for Indenture will be filed separately under the electronic form type “305B2” pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939, as amended.

Exhibit 5.1

Staff Comment No. 4:

Please expand the legal opinion on the depositary shares to opine that the depositary shares will be legally issued and entitle the holders to the rights specified in the deposit agreement. For guidance, please refer to Section II.B.1.d of Staff Legal Bulletin No. 19, which is available on our website.

Response:

We have expanded our legal opinion on page 4 thereof to opine that the depositary shares will be legally issued and entitle the holders to the rights specified in the deposit agreement.

* * * * *

Securities and Exchange Commission

September 24, 2015

The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (312) 629-7329 or robert.fleetwood@bfkn.com.

Sincerely,

/s/ Robert M. Fleetwood

Robert M. Fleetwood